SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Intraop Medical Corporation
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
46118N101
(CUSIP Number)
RYAN ELLER
ELLERPHUND CAPITAL II, LLC
2612 HIBERNIA STREET
DALLAS, TEXAS 75201
TELEPHONE: (214) 740-1731
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Ellerphund Ventures II, L.P. IRS ID No.: 20-8563476

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,476,361 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,476,361 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,476,361 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Ellerphund Ventures II, L.P. (“Ellerphund II LP”) and Ellerphund Capital II, LLC (“Ellerphund II GP” and, together with Ellerphund II LP, the “Ellerphund Entities”). The Ellerphund Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Excludes 17,352,218 shares issuable upon the exercise of a warrant held by Ellerphund II LP that may or may not be exercisable within 60 days. By its terms, the warrant held by Ellerphund II LP is not exercisable if certain terms and conditions under the Purchase Agreement (as defined in Item 3 below) are not met and the Ellerphund Entities cannot be certain that such terms and conditions will be met. If the terms and conditions of the Purchase Agreement are met, Ellerphund II LP has agreed to purchase an additional 2,139,657 shares of the Issuer. If these shares are purchased and such warrant is exercised in full, the Ellerphund Entities would beneficially own 24,968,236 shares, which would represent beneficial ownership of approximately 13.1% of the Issuer’s issued and outstanding Common Stock. Ellerphund II GP serves as the sole general partner of Ellerphund II LP. Ellerphund II GP does not directly own any securities of the Issuer. Ellerphund II LP and Ellerphund II GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund II LP but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 89,900,000 shares outstanding (excluding shares issuable upon exercise of the warrant and the purchase of the additional shares of the Issuer’s Common Stock under the Purchase Agreement) of the Issuer’s Common Stock outstanding (as of August 17, 2007), as set forth in the Issuer’s most recent Form 10-QSB filed with the Securities and Exchange Commission on August 17, 2007.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Ellerphund Capital II, LLC IRS ID No.: 26-0325198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,476,361 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,476,361 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,476,361 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by Ellerphund Ventures, II, L.P. (“Ellerphund II LP”) and Ellerphund Capital II, LLC (“Ellerphund II GP” and, together with Ellerphund II LP, the “Ellerphund Entities”). The Ellerphund Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Excludes 17,352,218 shares issuable upon the exercise of a warrant held by Ellerphund II LP that may or may not be exercisable within 60 days. By its terms, the warrant held by Ellerphund II LP is not exercisable if certain terms and conditions under the Purchase Agreement (as defined in Item 3 below) are not met and the Ellerphund Entities cannot be certain that such terms and conditions will be met. If the terms and conditions of the Purchase Agreement are met, Ellerphund II LP has agreed to purchase an additional 2,139,657 shares of the Issuer. If these shares are purchased and such warrant is exercised in full, the Ellerphund Entities would beneficially own 24,968,236 shares, which would represent beneficial ownership of approximately 13.1% of the Issuer’s issued and outstanding Common Stock. Ellerphund II GP serves as the sole general partner of Ellerphund II LP. Ellerphund II GP does not directly own any securities of the Issuer. Ellerphund II LP and Ellerphund II GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund II LP but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 89,900,000 shares outstanding (excluding shares issuable upon exercise of the warrant and the purchase of the additional shares of the Issuer’s Common Stock under the Purchase Agreement) of the Issuer’s Common Stock outstanding (as of August 17, 2007), as set forth in the Issuer’s most recent Form 10-QSB filed with the Securities and Exchange Commission on August 17, 2007.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Intraop Medical Corporation, a Nevada corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 570 Del Ray Avenue, Sunnyvale, California.
Item 2. Identity and Background
(a) The entities filing this statement are Ellerphund Ventures II, L.P. (“Ellerphund II LP”) and Ellerphund Capital II, LLC (“Ellerphund II GP”, and together with Ellerphund II LP, the “Ellerphund Entities”). The Ellerphund Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by the Ellerphund Entities that such a “group” exists.
(b) The address of the principal place of business of each of the Ellerphund Entities is c/o Ellerphund Capital II, LLC, 2612 Hibernia Street, Dallas, TX 75201.
(c) The principal business of each of the Ellerphund Entities is the venture capital investment business.
(d) During the last five years, none of the Ellerphund Entities or the Listed Persons (as defined below), to the knowledge of the Ellerphund Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Ellerphund Entities or the Listed Persons (as defined below), to the knowledge of the Ellerphund Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Ellerphund II LP is a Delaware limited partnership. Ellerphund II GP is a Delaware limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members and each other person controlling Ellerphund II GP, the general partner of Ellerphund II LP (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Common Stock and Warrant Purchase Agreement, dated as of August 17, 2007, by and between the Issuer, Ellerphund II LP and various other investors (the “Purchase Agreement”), Ellerphund II LP purchased an aggregate of 5,476,361 shares of the Common Stock of the Issuer (the “Shares”) on August 17, 2007, together with associated warrants (the “Warrants”) to purchase an aggregate of 17,352,218 shares of the Common Stock of the Issuer, both with an exercise price of $0.00 per share, for an aggregate purchase price of $528,827.42. The Warrants will be exercisable at any time after the Second Closing Date (as that term is defined in Section 3.2 of the Purchase Agreement ) but no later than the tenth day after such Second Closing Date, upon the satisfaction of certain conditions as set forth in the Purchase Agreement (the “Expiration Date”). The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.
The sale of the Shares and Warrants to Ellerphund II LP described above was part of a private placement by the Issuer to a number of affiliated investors (including Ellerphund II LP). The closing of the transaction occurred on

August 17, 2007. Prior to entering into the Purchase Agreement, none of the Ellerphund Entities beneficially owned any securities or right to acquire securities of the Issuer.
The funds used by Ellerphund II LP to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Ellerphund Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the forms of the Purchase Agreement and the Warrant attached as exhibits to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007, which documents are incorporated by reference in their entirety in this Item 3.
Item 4. Purpose of Transaction
The Ellerphund Entities agreed to purchase the Shares and the Warrants for investment purposes.
As conditions to entering into the Purchase Agreement, the Investors required the Issuer to, among other things: (i) exchange certain of its convertible debentures, short-term debentures and short-term promissory notes into securities of the Issuer; (ii) cancel certain warrants related to such debentures and promissory notes, (iii) reprice certain warrants related to such debentures and promissory notes; (iv) terminate the registration rights agreements related to such debentures and warrants; (v) exchange certain outstanding accounts payable and accrued liabilities into securities of the Issuer; and (vi) reduce the exercise price of warrants held by holders of senior debentures.
Under the terms of the Purchase Agreement, Ellerphund II LP, together with other investors (the “Investors”), agreed to purchase an aggregate of 42,081,556 shares of the Common Stock of the Issuer directly from the Issuer, 10,178,571 shares of Common Stock of the Issuer directly from existing stockholders of the Issuer, and Warrants to purchase an aggregate of 165,589,736 shares of Common Stock of the Issuer, at an exercise price of $0.00 per share. The Warrants are to be exercised at a subsequent closing to occur after such time as, among other things, the Issuer obtains approval of the stockholders to amend its Amended and Restated Articles of Incorporation to increase the authorized number of shares of Common Stock of the Issuer to 500,000,000.
If the terms and conditions of the Purchase Agreement are met to provide for the Second Closing (as that term is defined in Section 3.2. of the Purchase Agreement), Ellerphund II LP has agreed, subject to certain terms and conditions therein, including, but not limited to, the Issuer obtaining stockholder approval to amend its Amended and Restated Articles of Incorporation to increase the authorized number of shares of Common Stock to 500,000,000, to invest an additional $171,172.58 and purchase an aggregate of 2,139,657 shares of the Issuer’s Common Stock from the Issuer on the Second Closing Date (as that term is defined in Section 3.2 of the Purchase Agreement). If these additional shares are purchased in the Second Closing and the Warrants issued to Ellerphund II LP to purchase an aggregate of 17,352,218 shares are exercised in full, the Ellerphund Entities would beneficially own 24,968,236 shares, which would represent beneficial ownership of approximately 13.1% of the Issuer’s issued and outstanding Common Stock, for the aggregate purchase price of $700,000.00.
Upon the closing of the Purchase Agreement, John P. Matheu and Theodore L. Phillips resigned as members of the Board of Directors of the Issuer and Rawleigh Ralls, Oliver Janssen and Greg Koonsman, each affiliated with an Investor, were appointed as new members of the Board of Directors of the Issuer.
Ellerphund II GP serves as the sole general partner of Ellerphund II LP. Ellerphund II LP and Ellerphund II GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund II LP but disclaim beneficial ownership except to their pecuniary interest therein.
Subject to applicable legal requirements, one or both of the Ellerphund Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Ellerphund Entities’ ownership of the Issuer’s securities, other opportunities available to the Ellerphund Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Ellerphund Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Ellerphund Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Ellerphund Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Schedule 13D is provided as of August 17, 2007 pursuant to the Form 10QSB filed by the Issuer with the SEC on August 17, 2007:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial		Percentage
Ellerphund Entity(1)	Directly	Directly	Power	Power	Power	Power	Ownership		of Class(2)
Ellerphund II LP	5,476,361	17,352,218	0	5,476,361 (3)	0	5,476,361 (3)	5,476,361	(3)	6.1%
Ellerphund II GP	0	0	0	5,476,361 (3)	0	5,476,361 (3)	5,476,361	(3)	6.1%

(1)	Ellerphund Capital II, LLC (“Ellerphund II GP”) owns no securities of the Issuer directly. Ellerphund II GP is the general partner of Ellerphund Ventures II, L.P. (“Ellerphund II LP” and together with Ellerphund II GP, the “Ellerphund Entities”).

(2)	This percentage is calculated based upon 89,900,000 shares outstanding (excluding shares issuable upon exercise of the warrants and the purchase of the additional shares of the Issuer’s Common Stock under the Purchase Agreement) of the Issuer’s Common Stock outstanding (as of August 17, 2007), as set forth in the Issuer’s most recent Form 10-QSB filed with the Securities and Exchange Commission on August 17, 2007.

(3)	Excludes 17,352,218 shares issuable upon the exercise of a warrant held by Ellerphund II LP that may or may not be exercisable within 60 days. By its terms, the warrant held by Ellerphund II LP is not exercisable if certain terms and conditions under the Purchase Agreement (as defined in Item 3 above) are not met and the Ellerphund Entities cannot be certain that such terms and conditions will be met. If the terms and conditions of the Purchase Agreement are met, Ellerphund II LP has agreed to purchase an additional 2,139,657 shares of the Issuer. If these shares are purchased and such warrant is exercised in full, the Ellerphund Entities would beneficially own 24,968,236 shares, which would represent beneficial ownership of approximately 13.1% of the Issuer’s issued and outstanding Common Stock. Ellerphund II GP serves as the sole general partner of Ellerphund II LP. Ellerphund II LP and Ellerphund II GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund II LP but disclaim beneficial ownership except to their pecuniary interest therein.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
In connection with the Purchase Agreement, the Issuer entered into a Rights Agreement with certain investors, including Ellerphund II LP, dated August 17, 2007, which provides for the registration of the Shares upon the occurrence of certain events. References to and descriptions of the Rights Agreement as set forth in this Item 6 are qualified in its entirety by reference to the form of the Rights Agreement attached as an exhibit to the Issuer’s

Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 23, 2007, which document is incorporated by reference in its entirety in this Item 6.
Other than as described in this Schedule 13D, to the best of the Ellerphund Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     EXECUTED this 27th day of August, 2007.

ELLERPHUND VENTURES II, L.P.

By: Ellerphund Capital II, LLC its general partner

/s/ Ryan Eller
Ryan Eller, Managing Member

ELLERPHUND CAPITAL II, LLC

/s/ Ryan Eller
Ryan Eller, Managing Member
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)\

SCHEDULE I
MEMBERS OF ELLERPHUND CAPITAL II, LLC
Set forth below, with respect to each member of Ellerphund II GP are the following: (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.
Marc Eller
c/o Ellerphund Capital II, LLC
2612 Hibernia Street
Dallas, TX 75201
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America
Ryan Eller
c/o Ellerphund Capital II, LLC
2612 Hibernia Street
Dallas, TX 75201
Principal Occupation: Making venture capital and similar investments.
Citizenship: United States of America

EXHIBIT INDEX

Exhibit A:	Form of Common Stock and Warrant Purchase Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit B:	Form of Rights Agreement between the Issuer and certain Investors, dated August 17, 2007 (Incorporated by reference to Exhibit 10.41 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit C:	Form of Warrant, dated August 17, 2007 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 23, 2007 (SEC File No. 000-49735)).

Exhibit D:	Agreement pursuant to 13d-1(k)(1) among Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC.

Exhibit D
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.
     EXECUTED this 27th day of August, 2007.

ELLERPHUND VENTURES II, L.P.

By: Ellerphund Capital II, LLC its general partner

/s/ Ryan Eller
Ryan Eller, Managing Member

ELLERPHUND CAPITAL II, LLC

/s/ Ryan Eller
Ryan Eller, Managing Member